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                               July 28, 2021

       Samir Kaul
       Chief Executive Officer and Chairman of the Board of Directors Khosla Ventures Acquisition Co.
       2128 Sand Hill Road
       Menlo Park, CA 94025

                                                        Re: Khosla Ventures
Acquisition Co.
                                                            Registration
Statement on Form S-4
                                                            Filed July 1, 2021
                                                            File No. 333-257591

       Dear Mr. Kaul:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4

       Cover Page

   1. Please revise the cover page to disclose the expected ownership percentages in the combined company of
KVSA's public stockholders, the Sponsor, Valo Health's current equity owners and the
PIPE investors if the business combination is approved and
                                                        consummated.
       Letter to Stockholders, page v

   2. Please revise the letter to stockholders to disclose the identities of the director nominees for New Valo.
 Samir Kaul
FirstName  LastNameSamir
Khosla Ventures AcquisitionKaul
                            Co.
Comapany
July       NameKhosla Ventures Acquisition Co.
     28, 2021
July 28,
Page  2 2021 Page 2
FirstName LastName
Summary of the Proxy Statement/Prospectus
Combined Business Summary, page 1

3. Your disclosure on page 8 indicates that Valo Health's three most advanced product candidates were in-licensed or acquired. Please revise the Combined Business Summary subsection and the Overview subsection on page 210 to clarify, if true, that (i) none of the programs being developed through the Opal platform have completed Molecule
         Discovery, as reflected in Valo Health's pipeline chart, and (ii) that Valo Health has not conducted any clinical trials to date, as disclosed on page 42.
4. We note your statements that industry dynamics have created an opportunity to develop life-changing therapeutics at potentially lower costs with a greater chance of success, that
         Valo Health aims to increase the success profile of new drugs and that Valo Health aspires to improve the probability of technical and regular success of its programs while mitigating late-stage risk. Please revise your disclosure throughout the Summary of the
         Proxy Statement/Prospectus and in the Information About Valo section, including the
         Clinical Development subsection on page 224, to clarify that the drug development process is inherently uncertain and that there can be no guarantee that Valo Health will be able to develop product candidates that have an increased chance of approval.
5. We note your statements here and on page 214 indicating that Valo Health's platform allows for data and insights to be shared across every stage of the drug discovery and development process, enabling alignment and progressive learning. Please revise to provide examples of how Valo Health has allowed data and insights to be shared across every stage stage of the drug discovery and development process. If these capabilities are aspirational, please so state.
6. We note your statements through the Summary of the Proxy Statement/Prospectus and the
         Information About Valo Health sections indicating that Valo plans to use its Opal platform to (i) "accelerate" its programs, (ii) reduce clinical trial times, (iii) predict safety and efficacy, (iv) enable smaller, more precise trials and a faster path to approval and (v)
         act as an "industry accelerator". We further note your disclosure on page 8 and elsewhere in the document indicating that the most advanced programs developed through the Opal platform are currently in Molecule Discovery. As such, please revise throughout to remove these and similar disclosures which state or imply that Valo Health will be able to accelerate development and approval of its product candidates, accelerate the biopharmaceutical industry, reduce clinical trial times and predict safety and efficacy results.
7.       We note your references here and throughout to Valo Health's partnerships with
         biopharmaceutical companies and other third parties. However, your disclosure on pages
         257-259 appears to summarize agreements which are either traditional asset purchase or license agreements. Please tell us why these agreements are partnership agreements, as opposed to asset purchase or license agreements, or revise your disclosures throughout that Valo Health has yet to enter into partnership agreements with third parties.
 Samir Kaul
FirstName  LastNameSamir
Khosla Ventures AcquisitionKaul
                            Co.
Comapany
July       NameKhosla Ventures Acquisition Co.
     28, 2021
July 28,
Page  3 2021 Page 3
FirstName LastName
Transforming a Legacy System, page 4

8. Given Valo Health's current stage of development, it does not appear to be appropriate for you to present clinical development and approval timelines, costs and probability of success. Please revise to remove the graphic that appears on pages 5 and 213.
9. We note your statements that Valo is built to transform drug discovery and development and that Opal is designed to enable a new model of drug discovery and development.
         Please revise your disclosure here and throughout, including in the Information About
         Valo section, to clarify, if true, that Valo Health's product candidates will still need to complete the same development milestones as other drugs (e.g. IND-enabling studies,
         Phase 1, Phase 2 and Phase 3 clinical trials, etc.).
Our Value-Creation Strategy, page 7

10. Please revise this section to clarify whether Valo Health has submitted any INDs for its product candidates. Please also revise your statement that Valo Health is expecting several-near term clinical development milestones to clarify what these milestones are.
11. Please revise the Valo Health pipeline graphic here and elsewhere in the registration statement as follows:

                Revise the columns so that there are no more than two pre-clinical columns.
                Remove the "(if needed)" parenthetical beneath Phase 3 or explain to us why each of
              Valo Health's product candidates and programs will not be required to complete a
              Phase 3 clinical trial.
                Disclose the identities of the licensors of OPL-0301 and OPL-0401 as well as the seller of OPL-0101.
                Remove the OPAL-0004, OPAL-0018, OPAL-0003, OPAL-00014,
OPAL-0023,
              OPAL-0012, OPAL-0016, OPAL-0002 and OPAL-0006 programs. We note that these programs are not discussed in the prospectus. Alternatively, please explain to us why these programs are sufficiently material to merit inclusion in the pipeline graphic and include appropriate disclosure in the prospectus describing each of these programs.
The KVSA Board's Reasons for the Business Combination, page 13

12. Please revise the "Scalable, differentiated technology platform" bullet here and on page
         148 to clarify, if true, that (i) the most advanced programs from Valo Health's platform are currently in Molecule Discovery, as reflected elsewhere in the document, and (ii) there is no clinical evidence that Valo Health's platform is scalable or repeatable across diseases and therapeutic areas, as reflected elsewhere in the document.
 Samir Kaul
FirstName  LastNameSamir
Khosla Ventures AcquisitionKaul
                            Co.
Comapany
July       NameKhosla Ventures Acquisition Co.
     28, 2021
July 28,
Page  4 2021 Page 4
FirstName LastName

13. Please revise the "Experienced, proven and committed management team" bullet here and on page 149 to disclose the time period that the Valo Parties' management team's equity stake in New Valo will be subject to the contractual prohibitions on transfer referenced therein.
14. Please revise this section to discuss whether KVSA's board considered the material risks to unaffiliated investors presented by taking Valo Health public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement. To the extent that KVSA's board did not consider these risks, please so state.
Registration Rights Agreement, page 17

15. Please revise your disclosure here and on page 137 to include the number of shares of
         New Valo common stock that will have registration rights following the Closing. Please also revise the Description of New Valo Securities section to include a description of the material terms of the registration rights granted by the Registration Rights Agreement.
Related Agreements
Sponsor Support Agreement, page 17

16. Please revise your disclosure here and on pages 134-135 to include the number of shares of KVSA common stock that are covered by the sponsor support agreement.
Interests of KVSA's Directors and Executive Officers in the Business Combination, page 22

17. Please clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other KVSA stockholders experience a negative rate of return in the post-business combination company.
Risk Factors, page 37

18. Please revise to include a risk factor discussing the exclusive forum provisions in New
         Valo's bylaws, as referenced on page 330. In your revisions, please clearly describe the exclusive forum provisions, applicability to causes of action arising under the Securities
         Act or the Exchange Act and the potential consequences to stockholders from these provisions.
Some of our intellectual property has been discovered..., page 76

19. Please revise to disclose which of Valo Health's product candidates and technologies are subject to march-in rights.
 Samir Kaul
FirstName  LastNameSamir
Khosla Ventures AcquisitionKaul
                            Co.
Comapany
July       NameKhosla Ventures Acquisition Co.
     28, 2021
July 28,
Page  5 2021 Page 5
FirstName LastName
Background to the Business Combination, page 139

20. We note your disclosure that Dr. Berry shared information with Mr. Kaul regarding a potential valuation of the Valo Parties. Please revise your disclosure, where appropriate, to present this valuation information.
21. Please revise your disclosure to disclose with more specificity how KVSA determined a pre-transaction equity value for Valo of $2.0 billion. In your revisions, please also describe how KVSA determined that the eventual $2.25 billion pre-transaction equity valuation was reasonable.
22. We note that your summary of the events leading up to the execution of the Merger
         Agreement on June 9, 2021 does not include any descriptions of business due diligence on
         Valo conducted by KVSA's management or subject-matter expert consultants after the signing of the LOI on April 9, 2021 and that the only diligence described as being conducted between April 9, 2021 and June 9, 2021 is legal and financial due diligence. In addition, the descriptions of the June 7 and June 8 meetings of the KVSA board of directors do not contain any disclosures regarding the Board's or KVSA's management's review or evaluation of business due diligence.

         Please revise your disclosure in this section to clarify whether KVSA conducted any business due diligence on Valo between April 9, 2021 and June 9, 2021 or whether diligence was limited to legal and financial due diligence. To the extent that business due diligence was either not conducted or not presented to KVSA's board of directors, please revise your disclosure to explain whether the KVSA board considered the lack of business due diligence in its decision to recommend the transaction for approval.
Summary of KVSA Financial Analysis, page 151

23. Please remove your statements that the summary of the KVSA financial analysis does not purport to be a complete description of the financial analyses performed and that none of the parties assume responsibility if future results are materially different from those discussed. KVSA is responsible for ensuring that all material information used by its management and board of directors in determining to approve the transaction is presented to investors and the parties cannot disclaim responsibility for disclosure in the proxy statement/prospectus.
24. We note your statement that the representatives of KVSA made material assumptions in performing analyses. To the extent that these analyses do not currently appear in the registration statement, please disclose them. Please also disclose the assumptions made in generating these analyses with greater specificity.

         We also note that your statement that KVSA management reviewed "certain financial information" of the Valo Parties and compared it to "certain publicly-traded companies and private companies." Please revise to disclose what this information was and how it was compared to comparable companies. In addition, the comparable company table only
 Samir Kaul
FirstName  LastNameSamir
Khosla Ventures AcquisitionKaul
                            Co.
Comapany
July       NameKhosla Ventures Acquisition Co.
     28, 2021
July 28,
Page  6 2021 Page 6
FirstName LastName
         includes public companies. Please disclose the private companies and the relevant comparisons.
25. Please revise to explain why collaborative programs were excluded from the "Stage of
         Lead Comparable Program" portion of the comparable company analysis. In that regard, we note that Valo Health's three lead programs are each in-licensed, based on disclosure elsewhere in the document.
U.S. Federal Income Tax Considerations, page 178

26. Please revise this section of the prospectus/proxy statement to indicate that it constitutes the opinion of counsel. For additional guidance, please refer to section III.B.2 of Staff
         Legal Bulletin No. 19.
Unaudited Pro Forma Condensed Combined Financial Information
Unaudited Pro Forma Condensed Combined Balance Sheet, page 189

27. Please revise the footnote reference for the $57 million earn-out liabilities adjustment to
         Note K.

Information About Valo
Overview, page 210

28. We note your statement that Valo Health's most advanced assets are expected to enter
         Phase 2 clinical trials in 2021 and 2022. Please revise to clarify whether there are active
         INDs for these anticipated trials.
Opal validation -- Clinical Development, page 224

29. Please revise your disclosure here and in "Optimized Clinical Studies" to indicate whether
         Valo Health has discussed its clinical study plans and designs with the FDA. Please also revise to reflect your disclosure on page 42 that Valo Health has never conducted a clinical trial and discuss whether it plans to conduct future clinical trials or use CROs. To the extent Valo Health plans to use CROs, please discuss how it plans to coordinate its efforts with these organizations.
30. Please revise your disclosure to clarify whether Valo Health's toxicity prediction functions were validated in a clinical trial or other study that involved humans, or in a different type of study.
Optimized Clinical Studies, page 225

31. Your disclosure in the graphic on page 226 indicates that the Opal Platform achieves lead optimization in months. However, your pipeline graphic indicates that all of the Opal programs are still at the molecule discovery stage. Please reconcile your disclosures regarding lead optimization throughout your document or advise.
 Samir Kaul
FirstName  LastNameSamir
Khosla Ventures AcquisitionKaul
                            Co.
Comapany
July       NameKhosla Ventures Acquisition Co.
     28, 2021
July 28,
Page  7 2021 Page 7
FirstName LastName
Clinical or IND-enabling Programs, page 229

32. To the extent that OPL-0301 and OPL-0401 were previously known by different names, please revise your disclosure to include these names.
OPL-0301 for the Treatment of Heart Failure and Kidney Injury, page 229

33. We note your statement that Phase 1 clinical data indicate that OPL-0301 evoked little or no effect on heart rate at the doses being evaluated in post-MI patients, which creates the potential for a safety distinction compared with S1P1R functional antagonists and that it showed effect on endothelial function at doses that have shown what you believe to be an appropriate safety profile.

         Please remove the comparison to S1P1R functional antagonists unless these antagonists were included in a head-to-head clinical trial. Please also remove your disclosure regarding an appropriate safety profile. You may state that OPL-0301 was well-tolerated, if true. Finally, please clarify here and on page 234 whether the observed effect on endothelial function was statistically significant.
34. The graphic on page 231 is titled "Lower plasma S1P in patients admitted for MI compared to controls", but the accompanying disclosure indicates that the data presented in the graphic is preclinical. Please revise the graphic to clarify whether it presents preclinical or clinical data. Please also clarify whether the graphic and disclosure at the top of page 232 is preclinical or clinical. In that regard, we note that the section is titled
         "Select Supportive Literature and Preclinical Data", but the disclosure references
         "patients" throughout.
35. Please revise the graphic on 234 to clarify the difference between the "post-hoc analysis"
         and "All FMD data" presented in the graphic as well as the doses that the differently-
         colored bars correspond to.
OPL-0401 for the Treatment of Diabetic Retinopathy and Diabetic Complications, page 235

36. We note your statement that OPL-0401 was evaluated in a Phase 2a clinical trial where it showed clinical activity in the intended indication. Please revise to clarify what is meant by "clinical activity", including whether the effects were statistically significant, and disclose the indication and the identity of the entity that conducted the clinical trial. Please also revise to provide the basis for your statement that clinical results suggest that OPL-
         0401 may be suitable for oral delivery.
Team, page 251

37. We note that you identify certain entities as investors in Valo Health. However, certain of these entities do not appear to be among Valo Health's principal stockholders as disclosed on page 309. If material, please expand your disclosure to describe the nature of each such entity's investment in Valo Health and explain to us why including this information is
 Samir Kaul
Khosla Ventures Acquisition Co.
July 28, 2021
Page 8
      appropriate. Please also explain in the response your plans to update investors about any changes these entities make with respect to their investments in your company.
Executive Compensation
Offer Letters with Valo's Named Executive Officers, page 304

38. Please file the offer letters referenced in this section as exhibits to your registration statement.
Beneficial Ownership of Securities, page 308

39. Please identify the natural persons who hold voting or dispositive control over the shares beneficially owned KDT VH Investments, LLC and Spring Creek Capital, LLC. Khosa Ventures Acquisition Co. Financial Statements, page F-1

40. Please revise to provide audited financial statements of Khosla Ventures Acquisition Co.
      as required by Rule 8-02 of Regulation S-X and Item 14 of the Form S-4.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Jeanne Bennett at 202-551-3606 or Daniel Gordon at 202-551-3486 if
you have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-551-4224 or Celeste Murphy at 202-551-3257 with any other questions.



                                                               Sincerely,
FirstName LastNameSamir Kaul
                                                               Division of
Corporation Finance
Comapany NameKhosla Ventures Acquisition Co.
                                                               Office of Life
Sciences
July 28, 2021 Page 8
cc:       Brian D. Paulson
FirstName LastName